
02005061

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

1M 2-21-02 ✱✱

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 45211~~

8-45221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
✱ R&R PLANNING GROUP, LTD. ✱
d/b/a DJF DISCOUNT BROKERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 STONER AVENUE
(No. and Street)

RECD S.E.C. FEB 2 [illegible] 2002 536

GREAT NECK	NEW YORK	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK FILIBERTO (516) 829-2823
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KESSLER & LISCIA, P.C., CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name)*

910 MIDDLE COUNTRY RD.	SELDEN	NY	11784
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK FILIBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R&R PLANNING GROUP LTD, d/b/a DJF DISCOUNT BROKERS, as of DECEMBER 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

2/14/02

Notary Public

THOMAS R. MAZZINI
Notary Public, State of New York
No. 4981472
Qualified in Nassau County
Commission Expires February 6, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



R&R PLANNING GROUP d/b/a/ DJF DISCOUNT BROKERS

REPORT ON AUDIT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2001

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JOEL N. KESSLER, C.P.A. (NY & FL)
PHILIP A. LISCIA, C.P.A.

REBECCA GONZALEZ, C.P.A.

910 Middle Country Road
Selden, NY 11784

(631) 732-7575
FAX (631) 732-7161

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
R&R Planning Group, LTD
d/b/a DJF Discount Brokers
Great Neck, New York

We have audited the accompanying statement of financial condition of R&R Planning Group, LTD d/b/a DJF Discount Brokers as of December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above present fairly, in all material respects, the financial position of R&R Planning Group, LTD d/b/a DJF Discount Brokers as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Kessler & Liscia PC

KESSLER & LISCIA, PC
CERTIFIED PUBLIC ACCOUNTANTS

January 23, 2002
Selden, New York

R&R PLANNING GROUP, LTD d/b/a/

DJF DISCOUNT BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 101,030
Commissions receivable	26,608
Miscellaneous receivable	17,268
Prepaid expenses and other current assets	7,038
Total current assets	151,944
FIXED ASSETS, net (note 2)	32,839
DEPOSIT WITH CLEARING BROKER	35,000
INVESTMENT, at cost (note 9)	9,800
OTHER DEPOSITS	2,500
	$ 232,083

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses	$ 7,610
SEP contribution payable (note 8)	12,255
Total current liabilities	19,865
DEFERRED RENT (note 6)	2,600
Total liabilities	22,465
COMMITMENTS & CONTINGENCIES (note 3)	
STOCKHOLDER'S EQUITY:	
Common stock	50
Additional paid in capital	124,386
Retained earnings	123,972
Treasury stock, at cost (note 7)	(38,790)
	209,618
	$ 232,083

see notes to financial statements

R&R PLANNING GROUP d/ba/
DJF DISCOUNT BROKERS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

1. Significant Accounting Policies:

a. Nature of operations

The Company is a registered broker-dealer that clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Accordingly, the Company is subject to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and is exempt from the remaining provisions of that rule.

b. Revenue recognition

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

c. Fixed Assets

Equipment, furniture and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis over five to seven years, the estimated useful lives of the assets.

d. Income taxes

The Company has elected by its sole shareholder to be taxed under the provisions of Sub-chapter "S" of the Internal Revenue Code ("S" Corporation). The stockholder includes the Company's net income on his individual income tax return.

e. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed Assets:

Fixed assets, at cost, consist of the following at December 31, 2001:

Equipment	$ 62,756
Furniture and fixtures	9,430
Leasehold improvements	14,808
	86,994
Less accumulated depreciation	(54,155)
	$ 32,839

3. Commitments and Contingencies:

The Company has a five-year office lease beginning February 1, 1998. The lease includes a one-year abatement with minimum annual rentals of $12,000 until January 31, 2003.

4. Net Capital Requirements:

The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2001, the Company had net capital of $141,520 which exceeded requirements of $5,000 by $136,520. Deferred rent is an addition to net capital and is excluded for aggregate indebtedness as it is not a legal liability to the landlord as of December 31, 2001. See footnote 6.

5. Haircuts:

The Company is subject to a two percent haircut on its money market funds. Money market funds totaling $62,639 are reported as cash and cash equivalents.

6. Deferred Rent:

The company's five-year office lease dated February 1, 1998 includes a one-year abatement for the first year. The lease totals $48,000 over the five years. Therefore, the company's base rent on a straight-line basis is $800 per month over the five-year period. Deferred rent is $2,600 at December 31, 2001.

7. Stockholder's Equity:

On January 31, 1997, the Company purchased treasury stock at a cost of $38,790 from one of its stockholders. As of February 1, 1997 the stockholder no longer had an interest in the Company.

8. Simplified Employee Pension (SEP) Plan:

The company has a Simplified Employee Pension (SEP) Plan that allows elective contributions to all employees that have been employed in three (3) of the preceding five (5) years and are over 21 years of age. The company elected to contribute 10% of all eligible payroll for the year ended December 31, 2001.

9. Investment:

The company purchased 800 shares of "The NASDAQ Stock Market, Inc." through a private placement during 2000. The investment is valued at cost and is listed as a non-allowable asset for net capital computations.

10. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such non-performance by its customers. The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as of December 31, 2001, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and Exchange Commission.